June 28, 2005

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 0409

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re.	Wells Real Estate Investment Trust, Inc.

Form 10-K for the year ended December 31, 2004

Filed March 15, 2005

File No. 0-25739

Dear Mr. Gordon:

This letter is submitted in response to your letter dated May 31, 2005 regarding the comments of the Commission Staff related to the above-referenced fling. Our responses are set forth below in numerical order corresponding to the numbered comments in your letter.

In instances where management concurs that clarification would enhance reporting for Wells Real Estate Investment Trust, Inc. (“Wells REIT”), we have indicated that such modifications will be made in future filings. We believe that the issues raised by your comments do not raise to a level which would require Wells REIT to file a Form 10-K/A to amend its previous Form 10-K. We welcome the opportunity to discuss your comments and are available to do so at (770) – 449-7800.

Note 2. Summary of Significant Accounting Policies, page F-8

Principles of Consolidation and Basis of Presentation, page F-8

Comment:

1.	You have requested us to explain how we determined that each of our joint ventures with affiliates of Wells Capital, Inc. are not considered variable interest entities in accordance with paragraph 5 of FIN 46(R), and further noted that it appears that our voting rights are not proportional to our obligations to absorb expected losses or rights to receive residual returns of the entity with regard to paragraph 5(c).

Response:

We make certain investments in joint ventures, which are designed to acquire and operate commercial office buildings. The entities that own these office buildings are organized in the legal form of general partnerships, whereby each of the venturers retains an ownership interest and is allocated profits, losses and cash flows of the joint venture based upon their respective ownership interests (which are determined based upon their relative capital contributions to the entity). As is common with real estate joint ventures of this type, major decisions are required to be approved unanimously by all of the venturers. Consequently, the venturers’ voting rights are not proportional to their obligation to absorb expected losses or receive the expected residual returns, or both, as set forth in FIN 46(R), paragraph 5(c)(i).

When determining whether joint ventures are variable interest entities (“VIE”) under FIN 46(R), paragraph 5(c), we considered the requirement to consolidate the joint ventures only if the conditions set forth in both paragraph 5(c)(i), which is described above, and paragraph 5(c)(ii) are present. The condition set forth in paragraph 5(c)(ii) requires that “substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights”. Under this provision, we considered certain qualitative factors, including:

•	Whether the joint ventures’ operations are substantially similar in nature to those of the investors with disproportionately fewer voting rights-

The operations of the joint ventures (i.e. to own and operate income- producing commercial properties for investment purposes) are substantially similar to those of each venturer. Accordingly, there is no unique correlation between the operations of the joint venture and the operations of venturers having disproportionately fewer voting rights, as compared to venturers having disproportionately greater voting rights;

•	Whether the joint ventures’ operations are more important to certain investors with disproportionately fewer voting rights-

The importance of the joint ventures’ operations relative to the ventures will vary based on the volume of total operations for the respective venturers. Total operations for the venturers are dependent on many factors, including the number of properties owned, leasing activity, etc. In our case, due to the size of Wells REIT relative to the other ventures, the results of operations of the joint ventures are less important to Wells REIT, which is most cases has disproportionately fewer voting rights than the other ventures;

•	The kinds of decisions in which venturers with disproportionately fewer voting rights participate and the extent of their participation-

Major decisions, which include, among other things, property acquisitions, borrowings funds, changing property managers, incurring obligations in excess of $15,000, etc., must be approved unanimously by all of the venturers. Accordingly, there is no unique correlation between the participation in major decisions by venturers having disproportionately fewer voting rights, as compared to venturers having disproportionately greater voting rights; and

•	Whether investors with disproportionately fewer voting rights are obligated to fund operating losses of the entity, or if the entity is economically dependent on such venturers-

Each venturer, including those with disproportionately fewer voting rights, is obligated to fund the losses of the joint venture equal to its respective ownership interest without regard to voting rights. None of the ventures are economically dependent upon an individual venturer. Accordingly, there is no unique correlation between the obligations to fund losses or economic dependence of venturers having disproportionately fewer voting rights, as compared to venturers having disproportionately greater voting rights.

In summary, the qualitative analysis above illustrates that not substantially all of the joint ventures’ activities involve or are conducted on behalf of investors with disproportionately fewer voting rights. Therefore, we have concluded that such joint ventures do not fall within the definition of a VIE and, therefore, are not subject to consolidation under the provisions of FIN 46(R).

We have determined that additional clarification to our disclosures would enhance reporting for Wells REIT. Accordingly, we intend to incorporate the following disclosure in our future periodic SEC filings under the Securities Exchange Act of 1934 within the footnotes, Summary of Significant Accounting Policies, Principles of Consolidation and Basis of Presentation section (Note: Our intended revised wording is underlined below):

We have adopted the provisions of Financial Accounting Standards Board Interpretation No. (“FIN”) 46(R), Consolidation of Variable Interest Entities, which supersedes FIN 46 and is an interpretation of ARB No. 51, Consolidated Financial Statements. FIN 46(R) requires the identification and consolidation of variable interest entities (“VIEs”), which are defined as entities with a level of invested equity insufficient to fund future activities on a stand alone basis, or whose equity holders lack certain characteristics of a controlling financial interest.

Wells REIT has interests in certain unconsolidated joint venture partnerships (Note            ). The joint venture partners of the unconsolidated joint ventures in which Wells REIT owns an interest have disproportionate voting rights for certain major decisions relative to their obligations to absorb expected losses and rights to receive residual returns of the venture. However, management has evaluated such joint ventures and determined that they are not VIE’s under the provisions of FIN 46(R) because not substantially all of the activities of the joint ventures are conducted on behalf a joint venture partner with disproportionately fewer voting rights. Accordingly, the adoption of FIN 46(R) did not result in the consolidation of any previously unconsolidated entities

Redeemable Common Shares, page F-12

Comment:

2.	You have requested us to clarify in future filings whether we adopted SFAS 150 by the effective date in reference to paragraph 29 of the statement, and specifically requested that we explain the consideration given to classifying redeemable common shares as a liability in our consolidated balance sheets.

Response:

We adopted SFAS 150 effective July 1, 2003. Further, we agree that clarification to our future disclosures would enhance reporting for Wells REIT. Accordingly, we intend to incorporate the following revised disclosures in our future periodic SEC filings under the Securities Exchange Act of 1934 within the footnotes, Summary of Significant Accounting Policies, Redeemable Common Shares section (Note: Our intended revised wording is underlined below):

Wells REIT records redeemable common shares pursuant to Accounting Series Release No. 268, Presentation in Financial Statements Redeemable Preferred Stock (“ASR 268”). Under ASR 268, redeemable shares where redemptions are outside the control of the issuer are required to be classified as mezzanine or temporary equity. Therefore, Wells REIT has recorded redeemable common shares as mezzanine equity on the consolidated balance sheet equal to the difference between the aggregate proceeds received from the dividend reinvestment plan in excess of aggregate payments made to redeem shares pursuant to the share redemption program.

Effective July 1, 2003, we adopted Statement of Financial Accounting Standard No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”), which requires, among other things, that financial instruments which represent a mandatory obligation of the company to repurchase its shares be classified as liabilities and reported at settlement value. Wells REIT’s redeemable common shares are contingently redeemable at the option of the holder. As such, SFAS No. 150 is not applicable until such shares are tendered for redemption by the holder, at which time Wells REIT reclassifies such obligations from mezzanine equity to a liability, based upon their respective settlement values.

We would like to acknowledge the following to the Commission with respect to the above-referenced filing and the comments of the Commission Staff related thereto:

•	Wells REIT is responsible for the adequacy and accuracy of the disclosures provided in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	Wells REIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Douglas P. Williams

Principal Financial Officer

of Wells Real Estate Investment Trust, Inc.

CC:	Mr. Eric McPhee, Securities and Exchange Commission

Mr. Leo F. Wells, President, Principal Executive Officer

Mr. Robert E. Bowers, Chief Financial Officer of Wells Capital, Inc.

Mr. Mark R. Kaspar, Ernst & Young LLP

Mr. Donald Kennicott, Holland & Knight, LLP

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